Exhibit 99.1

SODASTREAM REPORTS FOURTH QUARTER AND FISCAL 2016 RESULTS

Fourth Quarter Revenue Increased 17% to $131.8 Million

Fourth Quarter Operating Income Increased 206% to an All-Time Record $18.8 Million

Fourth Quarter Diluted EPS Increased 201% to $0.71

Company Finishes 2016 with Cash & Bank Deposits of $57.3 Million and No Bank Debt

AIRPORT CITY, Israel – February 15, 2017 - SodaStream International Ltd. (NASDAQ: SODA), the world's leading manufacturer of home beverage carbonation systems, announced today its results for the three months and year ended December 31, 2016.

For the fourth quarter ended December 31, 2016, compared to adjusted fourth quarter 2015 results*:

•	Revenue increased 16.7% to $131.8 million compared to $112.9 million in the fourth quarter 2015

•	EBITDA increased 122.3% to $24.8 million compared to $11.1 million adjusted EBITDA in the fourth quarter 2015
•	Net income increased 213.0% to $15.6 million compared to $5.0 million in the fourth quarter 2015
•	Diluted earnings per share increased 201.2% to $0.71 compared to $0.24 in the fourth quarter 2015

For the year ended December 31, 2016, compared to adjusted full year 2015 results*:

•	Revenue increased 14.5% to $476.1 million compared to $416.0 million in 2015
•	Adjusted EBITDA increased 102.9% to $75.8 million compared to $37.3 million adjusted EBITDA in 2015
•	Net income increased 105.9% to a record $44.5 million compared to $21.6 million in 2015
•	Diluted earnings per share increased 102.1% to $2.07 compared to $1.02 in 2015

“I am very pleased with the strong momentum we built throughout the year which continued in the fourth quarter with robust revenue growth and record high operating income,” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “Our 2016 full year performance underscores that the strategies we’ve implemented to build a global brand franchise and accelerate household penetration of our home carbonation system are working successfully. Consumers are responding positively to our messaging around health & wellness, convenience, and the environment and are using SodaStream to produce sparkling water in record numbers. At the same time, we are growing our business in a highly efficient manner following expense optimization efforts and the recent consolidation of our manufacturing, logistics and distribution activities in Israel. This has resulted in an all-time record operating and net income year, strong free cash flow and $57 million in cash and deposits with zero financial debt. There are meaningful growth opportunities still ahead of us and we are committed to consistently deliver increased earnings and shareholder value over the long-term. ”

Fourth Quarter 2016 Financial Reviews

Geographical Revenue Breakdown
	Three Months Ended
	December 31, 2015	December 31, 2016	Increase	Increase
	In Millions USD			%
Western Europe	$63.2	$74.8	$11.6	18%
The Americas	30.0	36.1	6.1	20%
Asia-Pacific	13.7	14.9	1.2	9%
Central & Eastern Europe, Middle East, Africa	6.0	6.0	-	0%
Total	$112.9	$131.8	$18.9	17%

* The comparable fourth quarter 2015 gross margin, operating and net income, EBITDA and diluted earnings per share on pages 1-2 and 8-9 of this press release relate to Adjusted Non-IFRS measures. See “Non-IFRS Financial measures” on page 3. See also “IFRS to Non-IFRS Bridge” in CFO's commentary for explanations of differences between the two periods and relevant adjustments.

Product Segment Revenue Breakdown
	Three Months Ended
	December 31, 2015	December 31, 2016	Increase	Increase
	In millions USD			%
Sparkling Water Maker Starter Kits	$41.5	$56.7	$15.2	37%
Consumables	70.5	74.0	3.5	5%
Other	0.9	1.1	0.2	23%
Total	$112.9	$131.8	$18.9	17%

Product Segment Unit Breakdown	Three Months Ended
	December 31, 2015	December 31, 2016	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	769	941	172	22%
CO2 Refills	6,749	7,413	664	10%
Flavors	5,573	5,235	(338)	(6)%

Revenue increased $18.9 million, or 16.7%, to $131.8 million compared to $112.9 million in the same period in 2015 driven by increased consumer demand for sparkling water makers and consumables mainly in Germany, Canada, the U.S., the Nordics, Switzerland and Japan.

Gross margin* increased 440 basis points to 52.4% compared to 48.0% for the same period in 2015 mainly due to production optimization in the Lehavim plant and price increases partially offset by a higher portion of sparkling water makers in the product mix.

Sales and marketing expenses were $39.0 million, or 29.6% of revenue, compared to $35.0 million, or 31.0% in the same period in 2015. Advertising and promotion expenses increased $4.7 million to $18.0 million, or 13.7% of revenue, compared to $13.3 million, or 11.7% of revenue, in the same period in 2015. Other selling expenses decreased $0.8 million to $21.0 million, or 15.9% of revenue, compared to $21.8 million, or 19.3% of revenue, in the same period in 2015.

General and administrative expenses decreased $1.3 million to $11.1 million, or 8.5% of revenue, compared to $12.4 million, or 11.0% of revenue in the same period in 2015.

Operating income* increased 206.2% to $18.8 million, or 14.3% of revenue, compared to $6.2 million, or 5.4% of revenue, in the fourth quarter 2015.

Currency exchange rates had no material impact in comparison with the same period in 2015.

Net financial expense was $0.8 million compared to net financial expense of $0.3 million in the same period in 2015.

Tax expense was $2.4 million with an effective tax rate of 13.2%, compared to $0.8 million with an effective tax rate of 14.5% in the same period in 2015.

Balance Sheet and Cash Flow Review

At December 31, 2016, the company had cash and bank deposits totaling $57.3 million and no bank debt compared to $34.5 million in cash and $36.8 million in bank debt at December 31, 2015, representing a $59.6 million improvement in its net cash position.

Free cash flow (net cash from operating activities minus capital expenditures) was positive $11.5 million for the fourth quarter 2016 compared to $1.4 million in the fourth quarter 2015 and was positive $56.8 million for 2016 compared to a negative free cash flow of $11.4 million for 2015.

Working capital decreased 11.3% or $15.9 million, to $124.8 million, compared to $140.7 million at December 31, 2015. Inventories decreased 22.1%, or $25.0 million, to $88.0 million compared to $113.0 million at December 31, 2015 driven by increase in demand for company’s products and operational efficiency.

General

The Company also announced that effective February 7, 2017, the board of directors appointed Torsten Koster as a member of its audit committee and Jonathan Kolodny stepped down as a member of the audit committee effective as of the same date. Following the appointment, the company’s audit committee consists of Ms. Hanover and Messrs. Koster, Hunter and Ofir, each of whom has been determined by the board of directors to be independent under The Nasdaq Stock Exchange rules, including the additional independence requirements applicable to members of audit committees.

Conference Call and Management Commentary

A detailed CFO commentary and a supplemental slide presentation have been furnished as exhibits to today’s report of a foreign private issuer on a Form 6-K, available on the SEC’s website, sec.gov, and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, February 15, 2016) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. The products promote health and wellness, are environmentally friendly, cost effective, and are customizable and fun to use. Products are available at more than 70,000 retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains the following Non-IFRS measures: Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income, Adjusted EBITDA,Adjusted diluted earnings per share (“Adjusted diluted EPS”) and free cash flow.

Adjusted EBITDA represents earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs and impairment of other intangible assets. Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income and Adjusted diluted earnings per share eliminate the effect of restructuring costs.

The Company believes that the Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, as described above, should be considered in evaluating the Company’s operations. Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income and Adjusted diluted EPS exclude restructuring costs and Adjusted EBITDA exclude restructuring costs and impairment of other intangible assets because most of this charge is a non-cash expense and does not reflect the performance of the Company’s underlying business and operations. In addition, Adjusted EBITDA facilitates operating performance comparisons from period to period by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and depreciation charges and amortization of fixed and intangible assets (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results, see “IFRS to Non-IFRS Bridge” in CFO's commentary.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2015 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the year ended		For the three months ended
	December 31,		December 31,
	2015	2016	2015	2016
	(Audited)	(Unaudited)	(Unaudited)
Revenues	$413,135	$476,065	$112,942	$131,800
Cost of revenues	216,364	231,087	60,909	62,802

Gross profit	196,771	244,978	52,033	68,998

Operating expenses
Sales and marketing	138,641	144,657	35,031	39,021
General and administrative	47,258	43,522	12,389	11,139
Other expenses	631	2,327	631	-

Total operating expenses	186,530	190,506	48,051	50,160

Operating income	10,241	54,472	3,982	18,838

Interest expense, net	350	523	286	154
Other financial expense (income), net	(5,192)	1,597	20	652

Total financial expense (income), net	(4,842)	2,120	306	806

Income before income taxes	15,083	52,352	3,676	18,032

Income tax expense	3,006	7,886	848	2,384

Net income for the period	$12,077	$44,466	$2,828	$15,648

Net income per share
Basic	$0.57	$2.10	$0.13	$0.73
Diluted	$0.57	$2.07	$0.13	$0.71

Weighted average number of shares
Basic	21,037	21,183	21,064	21,297
Diluted	21,117	21,516	21,151	21,978

Consolidated Balance Sheets as of

	December 31,	December 31,
	2015	2016
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$34,534	$50,250
Bank deposits	-	7,000
Inventories	112,973	87,986
Trade receivables	76,566	87,430
Other receivables	29,099	20,613
Assets classified as held for sale	-	1,484
Derivative financial instruments	631	2,112
Total current assets	253,803	256,875

Property, plant and equipment	155,294	164,628
Intangible assets	42,095	37,582
Deferred tax assets	1,106	4,154
Other receivables	431	2,688
Total non-current assets	198,926	209,052

Total assets	452,729	465,927

Liabilities
Loans and borrowings	11,917	-
Trade payables	50,549	41,643
Income tax payable	7,505	8,312
Provisions	2,407	2,646
Other current liabilities	18,118	22,262
Total current liabilities	90,496	74,863

Loans and borrowings	24,905	-
Employee benefits	2,152	2,306
Other non-current liabilities	156	73
Deferred tax liabilities	832	5,166
Total non-current liabilities	28,045	7,545

Total liabilities	118,541	82,408

Shareholders’ equity
Share capital	3,414	3,461
Share premium	205,527	214,609
Translation reserve	(29,993)	(34,161)
Retained earnings	155,240	199,610
Total shareholders’ equity	334,188	383,519

Total liabilities and shareholders’ equity	$452,729	$465,927

Consolidated Statements of Cash Flows

	For the year ended		For the three months ended
	December 31,		December 31,
	2015	2016	2015	2016
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income for the period	$12,077	$44,466	$2,828	$15,648

Adjustments:
Depreciation of property, plant and equipment	13,233	16,012	3,411	5,086
Amortization of intangible assets	3,710	3,439	945	843
Impairment of other intangible assets	631	1,830	631	-
Restructuring costs	6,930	-	394	-
Change in fair value of derivative financial instruments	(2,678)	(448)	362	(1,074)
Exchange rate differences on Short-term loans and borrowing	(1,386)	-	-	-
Exchange rate differences on long-term loans and borrowing	(3,675)	287	(805)	(355)
Share based payment	6,471	4,801	2,706	1,288
Interest expense, net	350	523	286	154
Income tax expense	3,006	7,886	848	2,384
	38,669	78,796	11,606	23,974
Decrease in inventories	19,860	22,352	9,743	10,527
Decrease (increase) in trade receivables and other receivables	12,211	(9,375)	(5,162)	(11,990)
Decrease in trade payables and other liabilities	(24,680)	(3,970)	(3,637)	(5,237)
Increase (decrease) in employee benefits	(89)	123	(48)	(92)
Increase (decrease) in provisions	(62)	239	(215)	(255)
	45,909	88,165	12,287	16,927
Interest paid	(479)	(616)	(297)	(188)
Income tax received	565	348	16	141
Income tax paid	(5,987)	(5,965)	(479)	(740)
Net cash from operating activities	40,008	81,932	11,527	16,140

Cash flows from investing activities
Interest received	129	93	11	33
Investment in bank deposits	-	(7,000)	-	-
Proceeds from investment grants	2,252	2,828	-	-
Proceeds from (payment for) derivative financial instruments, net	2,591	(1,033)	20	10
Acquisition of property, plant and equipment	(49,466)	(25,987)	(8,673)	(4,159)
Acquisition of intangible assets	(4,236)	(1,982)	(1,411)	(457)
Net cash used in investing activities	(48,730)	(33,081)	(10,053)	(4,573)

Cash flows from financing activities
Proceeds from exercise of employee share options	151	4,328	-	2,410
Receipts of long-term loans and borrowings	10,000	-	10,000	-
Repayments of long-term loans and borrowings	(16,246)	(34,248)	(2,222)	(16,555)
Change in short-term debt	4,247	(2,861)	(17,766)	-
Net cash used in financing activities	(1,848)	(32,781)	(9,988)	(14,145)

Net increase (decrease) in cash and cash equivalents	(10,570)	16,070	(8,514)	(2,578)
Cash and cash equivalents at the beginning of the period	46,880	34,534	43,480	53,857
Effect of exchange rates fluctuations on cash and cash equivalents	(1,776)	(354)	(432)	(1,029)

Cash and cash equivalents at the end of the period	$34,534	$50,250	$34,534	$50,250

Information about revenue in reportable segments

	Western Europe	The Americas	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Year ended:
December 31, 2015* (Audited)	$251,496	102,104	40,711	21,644	$415,955
December 31, 2016 (Unaudited)	286,512	114,747	49,614	25,192	$476,065

Three months ended:
December 31, 2015 (Unaudited)	$63,258	30,006	13,671	6,007	$112,942
December 31, 2016 (Unaudited)	$74,837	36,053	14,880	6,030	$131,800

The following tables present the Company’s revenue, by

product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Year ended		Three months ended
	December 31,		December 31,
	2015*	2016	2015	2016
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	Revenue
	(in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$ **131,749	$170,790	$41,534	$56,700
Consumables	**275,096	297,011	70,512	73,997
Other	**9,110	8,264	896	1,103
Total	$415,955	$476,065	$112,942	$131,800

* The comparable revenue for the year ended December 31, 2015 related to Adjusted Non-IFRS measures.

** Reclassified

	Year ended		Three months ended
	December 31,		December 31,
	2015	2016	2015	2016
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Sparkling Water Maker starter kits (including exchange cylinders)	31.7%	35.9%	36.8%	43.0%
Consumables	66.1%	62.4%	62.4%	56.2%
Other	2.2%	1.7%	0.8%	0.8%
Total	100.0%	100.0%	100.0%	100.0%

EBITDA
	Year months ended		Three months ended
	December 31,		December 31,
	2015	2016	2015	2016
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$12,077	$44,466	$2,828	$15,648
Financial expense (income), net	(4,842)	2,120	306	806
Income tax expense	3,006	7,886	848	2,384
Depreciation and amortization	16,943	19,451	4,356	5,929
EBITDA	$27,184	$73,923	$8,338	$24,767
Restructuring	9,518	-	2,171	-
Impairment of other intangible asset	*631	1,830	*631	-
Adjusted EBITDA	37,333	75,753	11,140	24,767

* Reclassified